Avino Silver & Gold Mines Ltd.
Suite 400 – 455 Granville Street
Vancouver, BC   V6C  1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, ir@avino.com

September 18, 2007
TSX - V Trading symbol: ASM
  U.S. OTC BB symbol: ASGMF
 FSE: GV6

AVINO DRILLS 1.50 METRES, 1,511.8 g/t SILVER, 15.77 g/t GOLD AT SAN GONZALO

Avino Silver and Gold Mines Ltd. has added a second core drill to its program at the large Avino property located 80kms north east of Durango, Mexico.

The first drill continues to explore the San Gonzalo zone. It is currently drilling Hole 31 at that zone.

The second drill started at the beginning of the month and has currently completed two holes on the ET zone on the main Avino Vein. This is the zone on the main Avino Vein from which the company mined 1975-2001.

A program of 11 holes are planned to explore the ET zone below the 11½ level where production ceased in Nov 2001.

Avino is pleased to announce results of a further four holes at San Gonzalo (20 through 23). (Locations can be viewed on the Avino website).

SG-07-20                      (Bearing 215 Dip 66 Length 247.40m)

This hole is to the north west of the main San Gonzalo structure. It intersected several side veins, some of which contained high gold and silver values but none correlate with the San Gonzalo main vein.

From	To	Metres	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
11.40	12.60	1.20	0.125	64.5	57	106	167
12.60	13.25	0.65	0.419	648.8	534	1182	2124
13.25	14.10	0.85	0.099	18.1	84	302	2080
51.05	51.55	0.50	0.206	22.2	22	109	218
53.45	54.00	0.55	2.454	839.2	536	5927	7122
112.10	112.50	0.40	0.135	131.7	8533	756	413
146.80	147.55	0.75	0.145	32.2	1568	382	830
195.65	195.85	0.20	0.070	187.3	10700	240	1730

Holes 21, 22 and 23 intersected the main San Gonzalo ore shoot (see website).

SG-07-21                      (Bearing 033 Dip 54 Length 295m)

Drilled below the old workings 281.60m – 285.30m (3.70m) 0.98 g/t gold 40 g/t silver. Detailed intersections as follows:-

From	To	Metres	Description	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
135.00	136.35	1.35	Wh qtz veining w/ diss fine sulfs	0.215	20.7	840	1168	8682
280.05	280.60	0.55	Silicified Tuff rock	0.040	4.7	11	459	699
280.60	281.25	0.65	San Gonzalo vein	0.358	32.0	45	1884	5101
281.60	282.35	0.75	San Gonzalo vein	0.209	35.3	184	778	4569
282.35	283.50	1.15	San Gonzalo vein	2.172	24.9	127	444	1123
283.50	284.10	0.60	San Gonzalo vein	1.370	59.2	521	7016	1299
284.10	284.90	0.80	San Gonzalo vein	0.055	5.5	66	1043	975
284.90	285.30	0.40	San Gonzalo vein	0.233	133.1	1056	24800	29000

SG-07-22                      (Bearing 215 Dip 55 Length 232.5m)

Drilled to extend San Gonzalo to south east 227.05m – 229.75m (2.07m) 1.95 g/t gold 198 g/t silver. Detailed intersections as follows:-

From	To	Metres	Description	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
27.05	228.10	1.05	San Gonzalo vein	2.052	211.2	1277	6398	4162
28.10	229.25	1.15	San Gonzalo vein	0.868	109.2	165	487	690
29.25	229.75	0.50	San Gonzalo vein	1.778	126.7	199	859	1763

SG-07-23                      (Bearing 215 Dip 69 Length 303.45m)

Drilled below SG-07-22 to extend San Gonzalo south east. 293.80m – 298.75m (4.95m) 6.4 g/t gold 656 g/t silver.

Detailed intersections as follows:-

From	To	Metres	Description	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
293.80	294.50	0.70	Silicified Tuff rock	0.425	254.0	114	820	1933
294.50	295.55	1.05	San Gonzalo vein	2.512	502.7	3059	11400	39800
295.55	296.10	0.55	San Gonzalo vein	1.408	63.1	131	412	3345
296.10	297.60	1.50	San Gonzalo vein	15.771	1511.8	2570	60600	42300
297.60	297.85	0.25	San Gonzalo vein	13.988	763.7	1328	30500	36900
297.85	298.75	0.90	San Gonzalo vein	0.214	56.3	144	437	732

Sample lengths of NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexico for preparation into pulps and rejects. Pulps were analyzed at Inspectorate Labs in Sparks, Nevada. Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish. Other elements are reported from a 29 element I.C.P. package.

This report was prepared by Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Avino Silver & Gold Mines Ltd., founded in 1968, has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded.

On Behalf of the Board

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.